SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2005

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________

Commission file number 0-5151

A)	Full title of the plan and the address of the plan, if different from that of issuer named below:

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flexsteel Industries, Inc., P.O. Box 877, Dubuque, IA 52004-0877

        The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (Name of Plan)

Date: August 15, 2006	/ s / Timothy E. Hall
Timothy E. Hall Vice President-Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
July 27, 2006

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN
(Plan #007 EIN: 42-0442319)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Cash	$—	$52
Investments:
Flexsteel Industries, Inc. common stock	1,972,554	2,451,270
Mutual funds	4,569,734	4,424,163
Common/collective trust fund	7,893,781	5,222,258
Investment contract	5,614,374	8,257,612
Pooled separate accounts	36,859,576	33,838,703

Total assets	56,910,019	54,194,006

Employer contributions receivable	106,697	52,638
Employee contributions receivable	146,479	126,894

NET ASSETS AVAILABLE FOR BENEFITS	$57,163,195	$54,373,590

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN
(Plan #007 EIN: 42-0442319)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Employee contributions	$1,926,412	$1,913,369
Employer contributions	1,271,954	1,284,464
Dividend and interest income	365,052	552,121
Net appreciation in fair value of assets (Note 3)	2,907,920	3,555,357
Transfers from other plans (Note 1)	65,732	126,034

Total additions	6,537,070	7,431,345

DISTRIBUTIONS	(3,745,777)	(3,859,399)

ADMINISTRATIVE EXPENSES	(1,688)	(14,068)

NET INCREASE	2,789,605	3,557,878

NET ASSETS AVAILABLE FOR BENEFITS—
Beginning of year	54,373,590	50,815,712

NET ASSETS AVAILABLE FOR BENEFITS—
End of year	$57,163,195	$54,373,590

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN
(Plan #007 EIN: 42-0442319)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the “Company”) who have reached the age of 21 and have completed one year of service. Participation is voluntary. The Plan administrator controls and manages the operation and administration of the Plan. Assets of the Plan are held by the Principal Life Insurance Company (the “Custodian”), except for the Flexsteel Industries, Inc. common stock fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the “Trustee”). A committee appointed by the Board of Directors of the Company administers the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Transfers—During the years ended December 31, 2005 and 2004, the Plan received transfers from other company benefit plans totaling $65,732 and $126,034, respectively, related to certain employee job classification changes.

Contributions and Vesting—The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel were subject to a 4% maximum until an amendment effective January 1, 2004, increased the sales personnel maximum to 6%) of their basic pretax pay contributed to the Plan. Employee contributions are by law subject to a maximum of $14,000 in calendar year 2005. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated among all participants based on the participants’ pay; such additional discretionary contributions vest over 7 years (20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years). Discretionary company contributions may be made in either cash or company stock, at the Company’s discretion. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. Forfeited balances of terminated participants may first be applied to pay expenses, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions. In 2005 and 2004, forfeitures totaled $14,479 and $55,080, respectively.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the Company’s contribution and allocations of plan earnings, and is charged with an allocation of plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Plan participants direct their contributions to any of the 19 investment accounts available.

Payment of Benefits—Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company’s assets to another entity. Otherwise, benefits will be distributed on the later of the date the participant attains age 65, the tenth anniversary of the participant’s entry date, or the date the participant ceases to be an employee. If a participant’s vested account balance has never exceeded $1,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $1,000, benefits are paid in an automatic form unless an optional form has been selected by the participant or their beneficiary.

Automatic Forms—The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death, or (2) a single-sum payment to the participant’s beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

Optional Forms—The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

The optional forms of retirement benefits shall be: (1) straight life annuity; (2) single life annuities with certain periods of 5, 10, or 15 years; (3) single life annuity with installment refund; (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66-2/3%, or 100%; (5) fixed period annuities; (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70-1/2 (full flexibility option); or (7) single-sum payment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments in common stock and mutual funds are recorded at market value based on market quotations. Pooled separate accounts are stated at estimated fair market value as determined by the Custodian based on the estimated fair market value of the underlying investments, except for the investment contract. The investment contract is not fully benefit responsive and is stated at fair value as determined by the Custodian. Net realized and unrealized appreciation (depreciation) of investments represents the increase (decrease) in the market value of investments from the beginning of the period or from the date of purchase (if purchased during the year) to the end of the period, as well as the difference between the sales proceeds and the sum of the market values of the investments held at the beginning of the period and sold during the period and the cost of any investments purchased and sold during the period.

Expenses—Certain administrative expenses of the Plan, such as contract administration, record-keeping, and transaction fees, are paid by the Plan. Certain other administrative fees of the Plan are paid by the Company. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $55,954 and $43,963 for the years ended December 31, 2005 and 2004, respectively.

Payment of Benefits—Benefit payments to participants are recorded when requested, which is effectively upon distribution.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets for the years ended December 31, 2005 and 2004, were as follows:

	2005	2004

Principal Guaranteed Interest Account*	$5,614,374	$8,257,612
Principal Private Market Bond and Mortgage Account*	4,660,303	5,165,200
Principal Large Cap Stock Index Fund*	13,720,838	13,741,304
Principal Small Company Blend Stock Fund*	6,403,654	5,525,050
Principal Diversified International Separate Account*	5,107,907	3,537,059
Principal Stable Value Select Fund*	7,893,781	5,222,258

* Denotes party-in-interest

The net appreciation (depreciation) in the fair value of investments for the years ended December 31, 2005 and 2004, was as follows:

	2005	2004

Flexsteel Industries, Inc. common stock	$(512,586)	$(678,840)
Guaranteed interest account	274,632	477,098
Mutual funds	226,935	414,858
Common/collective trust funds	258,148	131,088
Pooled separate accounts	2,660,791	3,211,153

	$2,907,920	$3,555,357

4.	RELATED-PARTY TRANSACTIONS

At December 31, 2005, the Plan held 140,195 shares of common stock of Flexsteel Industries, Inc., the sponsoring employer. During 2005, the Plan recorded dividend income of $0.52 per share.

Certain plan investments are managed by Principal Life. Principal Life is the custodian/trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions.

The above transactions are exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 27, 2002, that the Plan qualifies under the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is not subject to tax under current tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, as a result, no provision for income taxes is believed necessary.

* * * * * *

SUPPLEMENTAL SCHEDULES

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN
(Plan #007 EIN: 42-0442319)

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)
AS OF DECEMBER 31, 2005

Current Value

Common Stock:
Flexsteel Industries, Inc. common stock (1)	$1,972,554
Mutual Funds:
Vanguard Explorer Fund	2,115,969
American Funds Growth Fund of America	2,453,765
Principal Life Insurance Company (2):
Guaranteed Interest Account (interest rate ranges: 4.89%–4.93%)	5,614,374
Stable Value Select Fund	7,893,781
Pooled Separate Accounts:
Money Market Account	3,875
Private Market Bond and Mortgage Account	4,660,303
Large Cap Stock Index Fund	13,720,838
Large Company Blend Account	23,797
Mid Cap Stock Index Fund	2,825,219
Small Company Blend Stock Fund	6,403,654
Large Cap Value Account	969,932
Diversified International Account	5,107,907
Lifetime Strategic Income Account	276,787
Lifetime 2010 Account	1,570,446
Lifetime 2020 Account	1,056,893
Lifetime 2030 Account	149,487
Lifetime 2040 Account	22,747
Lifetime 2050 Account	67,691

Total	$56,910,019

(1)	Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2)	Principal Life Insurance Company, the Custodian, is known to be a party-in-interest.

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES
RETIREMENT AND 401(k) PLAN
(Plan #007 EIN: 42-0442319)

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount

Flexsteel Industries, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The January 2005 participant contribution was deposited on March 18, 2005	$362